UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Third Quarter of 2026

GUADALAJARA, Mexico, Oct. 19, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the third quarter ended September 30, 2026 (3Q26). The results presented in this report include the effects of the business combination effective May 1, 2026. The figures are unaudited and have been prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 3Q26 vs. 3Q25

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,041.6 million, or 13.2%. Total revenues increased by Ps. 2,091.2 million, or 21.8%. Excluding the impact of the incorporation of Cross Border Xpress (“CBX”) operations, aeronautical and non-aeronautical services revenues would have increased by Ps. 266.1 million, or 3.4%, while total revenues would have increased by Ps. 1,315.7 million, or 13.7%.

  Cost of services increased by Ps. 409.2 million, or 26.8%. Excluding the impact of the incorporation of CBX operations, the cost of services would have increased by Ps. 192.5 million, or 12.6%.

  Income from operations increased by Ps. 897.7 million, or 21.6%. Excluding the contribution from CBX operations, operating income would have increased by Ps. 382.4 million, or 9.2%.

  EBITDA increased by Ps. 979.0 million, or 19.2%, an increase from Ps. 5,085.6 million in 3Q25 to Ps. 6,064.6 million in 3Q26. EBITDA margin (excluding the effects of IFRIC-12) went from 64.3% in 3Q25 to 67.8% in 3Q26.

  Comprehensive income increased by Ps. 807.3 million, or 32.8%, from an income of Ps. 2,457.8 million in 3Q25 to an income of Ps. 3,265.1 million in 3Q26.

Business Combination:

As of May 1, 2026, GAP’s consolidated results reflect the effects of the business combination, which included the integration of CBX operations and the internalization of technical assistance and technology transfer services. This transaction was approved by the Shareholders’ Meeting held on December 11, 2025, and formalized through the execution of the merger agreement signed on April 30, 2026.

The Company is currently in the process of determining the fair values of the assets acquired and liabilities assumed as a result of the business combination. Accordingly, the amounts related to this transaction presented in the consolidated financial statements included in this report are preliminary and subject to adjustment.

Passenger Traffic

During 3Q26, the 14 airports operated by GAP recorded a decrease of 222.0 thousand total passengers, representing a 1.4% decrease compared to 3Q25.

During this period, the following new routes were inaugurated:

Domestic

Airline	Departure	Arrival	Opening date	Frequencies
Viva	Manzanillo	Santa Lucía	July 2, 2026	3 weekly
Mexicana	Hermosillo	Santa Lucía	July 20, 2026	6 weekly
Mexicana	Guanajuato	Santa Lucía	July 20, 2026	6 weekly

 Note: Frequencies can vary without prior notice.

International

Airline	Departure	Arrival	Opening date	Frequencies
Liat Air	Montego Bay	Guadeloupe	July 19, 2026	2 weekly

 Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	3Q25	3Q26	Change	9M25	9M26	Change
Guadalajara	3,183.1	3,361.4	5.6%	9,295.2	9,583.0	3.1%
Tijuana*	2,237.3	2,145.6	(4.1%)	6,434.0	6,087.8	(5.4%)
Los Cabos	762.1	793.9	4.2%	2,170.7	2,145.5	(1.2%)
Puerto Vallarta	870.7	843.6	(3.1%)	2,354.6	2,267.6	(3.7%)
Montego Bay	0.0	0.0	(100.0%)	0.0	0.0	(100.0%)
Guanajuato	575.9	573.3	(0.5%)	1,668.3	1,617.9	(3.0%)
Hermosillo	537.1	516.8	(3.8%)	1,591.3	1,494.6	(6.1%)
Kingston	0.8	0.4	(48.2%)	1.0	1.3	27.9%
Morelia	208.5	191.6	(8.1%)	567.7	556.3	(2.0%)
La Paz	347.2	372.7	7.4%	955.9	1,044.1	9.2%
Mexicali	330.4	284.1	(14.0%)	929.2	808.4	(13.0%)
Aguascalientes	164.0	188.0	14.6%	483.2	487.7	0.9%
Los Mochis	178.5	177.9	(0.3%)	522.9	516.7	(1.2%)
Manzanillo	31.5	37.3	18.5%	97.6	98.6	1.0%
Total	9,427.1	9,486.7	0.6%	27,071.6	26,709.5	(1.3%)

International Terminal Passengers – 14 airports (in thousands):

	3Q25	3Q26	Change	9M25	9M26	Change
Guadalajara	1,502.0	1,698.8	13.1%	4,396.2	4,689.8	6.7%
Tijuana*	974.6	1,049.1	7.7%	3,041.2	2,896.8	(4.7%)
Los Cabos	893.2	748.7	(16.2%)	3,500.5	3,205.7	(8.4%)
Puerto Vallarta	498.3	374.6	(24.8%)	2,819.9	2,272.6	(19.4%)
Montego Bay	1,243.6	957.7	(23.0%)	3,847.2	2,866.9	(25.5%)
Guanajuato	266.4	261.2	(1.9%)	782.1	741.2	(5.2%)
Hermosillo	19.1	21.1	10.1%	59.3	64.4	8.6%
Kingston	528.2	534.6	1.2%	1,409.7	1,384.8	(1.8%)
Morelia	195.7	196.8	0.6%	525.7	604.2	14.9%
La Paz	7.9	8.7	9.8%	25.5	34.0	33.5%
Mexicali	1.9	2.1	6.5%	5.5	5.8	4.0%
Aguascalientes	89.5	85.9	(4.1%)	245.7	248.1	1.0%
Los Mochis	2.2	2.8	27.2%	6.1	6.7	11.5%
Manzanillo	10.2	9.1	(11.0%)	72.4	62.1	(14.2%)
Total	6,232.7	5,951.1	(4.5%)	20,736.9	19,083.0	(8.0%)

 *CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	3Q25	3Q26	Change	9M25	9M26	Change
Guadalajara	4,685.1	5,060.2	8.0%	13,691.4	14,272.9	4.2%
Tijuana*	3,211.9	3,194.8	(0.5%)	9,475.2	8,984.6	(5.2%)
Los Cabos	1,655.3	1,542.6	(6.8%)	5,671.1	5,351.2	(5.6%)
Puerto Vallarta	1,369.0	1,218.3	(11.0%)	5,174.5	4,540.2	(12.3%)
Montego Bay	1,243.6	957.7	(23.0%)	3,847.2	2,866.9	(25.5%)
Guanajuato	842.3	834.5	(0.9%)	2,450.4	2,359.1	(3.7%)
Hermosillo	556.2	537.9	(3.3%)	1,650.5	1,559.0	(5.5%)
Kingston	529.1	535.0	1.1%	1,410.7	1,386.0	(1.8%)
Morelia	404.2	388.4	(3.9%)	1,093.4	1,160.5	6.1%
La Paz	355.1	381.4	7.4%	981.4	1,078.2	9.9%
Mexicali	332.3	286.1	(13.9%)	934.7	814.1	(12.9%)
Aguascalientes	253.6	273.9	8.0%	728.9	735.8	1.0%
Los Mochis	180.7	180.7	(0.0%)	529.0	523.5	(1.0%)
Manzanillo	41.6	46.3	11.3%	170.0	160.7	(5.4%)
Total	15,659.8	15,437.8	(1.4%)	47,808.5	45,792.6	(4.2%)

 *CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	3Q25	3Q26	Change	9M25	9M26	Change
Tijuana	954.4	1,034.3	8.4%	2,984.0	2,856.4	(4.3%)

Consolidated Results for the Third Quarter (in thousands of pesos):

	3Q25	3Q26	Change
Revenues
Aeronautical services	5,474,043	5,616,003	2.6%
Non-aeronautical services	2,431,480	3,331,087	37.0%
Improvements to concession assets (IFRIC-12)	1,671,060	2,720,728	62.8%
Total revenues	9,576,583	11,667,818	21.8%

Operating costs
Costs of services:	1,525,550	1,934,789	26.8%
Employee costs	633,119	714,248	12.8%
Maintenance	307,625	358,304	16.5%
Safety, security & insurance	243,706	280,581	15.1%
Utilities	174,887	171,364	(2.0%)
Professional services	43,383	52,052	20.0%
Business operated directly by us	84,697	87,614	3.4%
Other operating expenses	38,133	169,927	345.6%
CBX operating expenses	-	100,699	100.0%

Technical assistance fees	226,322	43,001	(81.0%)
Concession taxes	1,075,399	926,781	(13.8%)
Depreciation and amortization	935,683	1,016,905	8.7%
Cost of improvements to concession assets (IFRIC-12)	1,671,060	2,720,728	62.8%
Other (income)	(7,397)	(22,067)	198.3%
Total operating costs	5,426,617	6,620,137	22.0%
Income from operations	4,149,966	5,047,681	21.6%
Financial Result	(661,828)	(1,043,083)	57.6%
Income before income taxes	3,488,138	4,004,598	14.8%
Income taxes	(792,158)	(1,090,497)	37.7%
Net income	2,695,980	2,914,101	8.1%
Currency translation effect	(231,955)	352,888	(252.1%)
Cash flow hedges, net of income tax	2,692	-	(100.0%)
Remeasurements of employee benefit – net income tax	(8,929)	(1,869)	(79.1%)
Comprehensive income	2,457,788	3,265,120	32.8%
Non-controlling interest	(96,975)	(163,201)	68.3%
Comprehensive income attributable to controlling interest	2,360,813	3,101,919	31.4%

	3Q25	3Q26	Change
EBITDA	5,085,649	6,064,586	19.2%
Comprehensive income	2,457,788	3,265,120	30.9%
Comprehensive income per share (pesos)	4.8642	5.4874	12.8%
Comprehensive income per ADS (US dollars)	2.6932	3.0383	12.8%

Operating income margin	43.3%	43.3%	(0.2%)
Operating income margin (excluding IFRIC-12)	52.5%	56.4%	7.5%
EBITDA margin	53.1%	52.0%	(2.1%)
EBITDA margin (excluding IFRIC-12)	64.3%	67.8%	5.4%
Costs of services and improvements / total revenues	34.5%	39.9%	15.5%
Cost of services / total revenues (excluding IFRIC-12)	20.7%	21.6%	4.4%

- Net income and comprehensive income per share for 3Q26 and 3Q25 were calculated based on 595,018,195 shares outstanding as of September 30, 2026, and 505,277,464 as of September 30, 2025, respectively. Figures in U.S. dollar were converted from pesos using an exchange rate of Ps. 18.0609 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on September 30, 2026.

- For consolidating the Jamaican airports and CBX, an average exchange rate of Ps. 17.2497 per U.S. dollar was used, corresponding to the three-month period ended September 30, 2026.

Revenues (3Q26 vs. 3Q25)

  Aeronautical services revenues increased by Ps. 142.0 million, or 2.6%.
  Non-aeronautical services revenues increased by Ps. 899.6 million, or 37.0%.
  Revenues from improvements to concession assets increased by Ps. 1,049.6 million, or 62.8%.
  Total revenues increased by Ps. 2,091.2 million, or 21.8%.

The change in aeronautical services revenues was primarily due to the following factors:

  Revenues from the Mexican airports increased by Ps. 247.7 million, or 5.3%, compared to 3Q25, primarily driven by the gradual implementation of the maximum tariffs approved for the 2025–2029 regulatory period and an increase in passenger traffic of 0.4%. This growth was partially offset by the 7.5% appreciation of the Mexican peso against the U.S. dollar, which negatively impacted revenues from international tariffs denominated in U.S. dollars.

  Revenues from the Jamaican airports decreased by Ps. 105.7 million, or 12.7%, compared to 3Q25, mainly due to a 15.8% decrease in passenger traffic during the quarter. In addition, the appreciation of the Mexican peso against the U.S. dollar negatively affected the translation of revenues.

The change in non-aeronautical services revenues was primarily driven by the following factors:

  Revenues from the Mexican airports increased by Ps. 163.2 million, or 7.6%, compared to 3Q25. Revenues from businesses operated directly by us increased by Ps. 164.0 million, or 14.2%, while revenues from businesses operated by third parties decreased by Ps. 0.8 million, or 1.4%.

  Revenues from the Jamaican airports decreased by Ps. 39.1 million, or 13.2%, compared to 3Q25, primarily due to the decline in passenger traffic and the peso appreciation against the U.S. dollar during 3Q26.

  Revenues generated by CBX amounted to Ps. 775.5 million, equivalent to US$44.6 million. During this period, a total of 1,034,274 passengers used the facilities in both directions, representing an average revenue of US$43.1 per user.

Non-aeronautical revenues for the Third Quarter (in thousands of pesos):

	3Q25	3Q26	Change
Businesses operated by third parties:
Food and beverage	321,111	318,723	(0.7%)
Car rental	216,384	206,567	(4.5%)
Retail	182,824	181,566	(0.7%)
Duty-free	193,930	170,145	(12.3%)
Leasing of space	98,210	109,902	11.9%
Timeshares	64,409	60,594	(5.9%)
Ground transportation	43,384	40,808	(5.9%)
Other commercial revenues	37,085	37,840	2.0%
Communications and financial services	29,791	25,391	(14.8%)
Total	1,187,128	1,151,536	(3.0%)

Businesses operated directly by us:
CBX revenues	-	775,507	100.0%
Cargo operation and bonded warehouse	558,941	674,777	20.7%
Car parking	194,318	202,359	4.1%
Convenience stores	158,158	176,504	11.6%
VIP Lounges	152,028	160,561	5.6%
Advertising	71,445	84,453	18.2%
Hotel operation	48,892	47,045	(3.8%)
Total	1,183,783	2,121,206	79.2%
Recovery of costs	60,569	58,346	(3.7%)
Total Non-aeronautical Revenues	2,431,480	3,331,087	37.0%

Figures expressed in thousands of Mexican pesos.

‐        Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 1,049.6 million, or 62.8%, compared to 3Q25. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, increased by Ps.970.3 million, or 66.8%, in line with the investments committed under the Master Development Program for the 2025–2029 period.

  Improvements to concession assets at the Company’s Jamaican airports, which increased by Ps. 79.4 million, or 36.3%, primarily due to investments at Kingston Airport.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 1,193.5 million, or 22.0%, compared to 3Q25, mainly due to Ps. 1,049.6 million, or 62.8%, increase in the cost of improvements to concession assets (IFRIC 12); a Ps. 409.2 million, or 26.8%, increase in cost of services; and a Ps. 81.2 million, or 8.7%, increase in depreciation and amortization. These increases were partially offset by Ps. 183.3 million, or 81.0%, decrease in technical assistance fees, and Ps. 148.6 million decrease in concession fees, or 13.8%. Excluding the cost of improvements to concession assets (IFRIC 12), operating expenses increased by Ps. 143.9 million, or 3.8%, compared to 3Q25.

The changes in total operating costs were primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 993.0 million, or 22.7%, compared to 3Q25, primarily due to a Ps. 970.3 million increase in the cost of improvements to concession assets (IFRIC 12); a Ps. 223.8 million increase in cost of services; and a Ps. 42.1 million increase in depreciation and amortization. These increases were partially offset by Ps. 183.3 million decrease in technical assistance fees, and Ps. 46.0 million in concession fees.

The change in the cost of services at our Mexican airports during 3Q26 was mainly due to:

  Employee costs increased by Ps. 84.7 million, or 14.8%, mainly due to an increase in operational personnel at the airports and bonded warehouse, as well as salary adjustments.
  Maintenance increased by Ps. 35.2 million, or 13.5%, mainly due to the opening of new operational areas, and airfield maintenance.
  Safety, security, and insurance increased by Ps. 24.0 million, or 13.1%, mainly due to an increase in security personnel headcount, minimum wage adjustments, and higher insurance costs related to goods safeguarded within the bonded warehouse.

Jamaican Airports:

  Operating expenses decreased by Ps. 58.5 million, or 4.2%, compared to 3Q25, mainly due to a decrease of Ps. 102.6 million, or 22.7%, in concession fees, resulting from lower revenues at Montego Bay airport; a Ps. 31.3 million, or 13.6%, decrease in cost of services; and a Ps. 3.8 million, or 2.7%, decrease in depreciation and amortization. These decreases were partially offset by Ps. 79.4 million, or 36.3%, increase in the cost of improvements to concession assets (IFRIC 12).

Cross Border Xpress:

  CBX’s operating expenses amounted to Ps. 260.2 million during 3Q26, primarily consisting of cost of services of Ps. 216.7 million and depreciation and amortization of Ps. 42.9 million.

Operating income margin remained at 43.3% in both quarters. Excluding the effects of IFRIC-12, the operating income margin increased from 52.5% in 3Q25 to 56.4% in 3Q26. Income from operations increased by Ps. 897.7 million, or 21.6%, compared to 3Q25, with CBX contributing Ps. 515.3 million.

EBITDA margin decreased from 53.1% in 3Q25 to 52.0% in 3Q26. Excluding the effects of IFRIC-12, EBITDA margin increased from 64.3% in 3Q25 to 67.8% in 3Q26. EBITDA increased by Ps. 979.0 million, or 19.2%, compared to 3Q25. EBITDA margin growth, excluding the effects of IFRIC 12, was partially offset by the impact on the Jamaican airports from the appreciation of the Mexican peso and lower passenger traffic. CBX contributed Ps. 558.2 million, with an EBITDA margin of 72.0%.

Financial results increased expenses by Ps. 381.3 million, or 57.6%, going from a net expense of Ps. 661.8 million in 3Q25 to a net expense of Ps. 1,043.1 million in 3Q26. This change was mainly the result of:

  Foreign exchange gains increased from Ps. 60.9 million in 3Q25 to Ps. 114.1 million in 3Q26, resulting in an additional foreign exchange gain of Ps. 53.2 million due to the appreciation of the Mexican peso. Additionally, the foreign currency translation effect resulted in a gain of Ps. 584.8 million.

  Interest expense increased by Ps. 473.9 million, or 41.8%, compared to 3Q25, primarily due to higher debt levels to finance airport CAPEX and the acquisition of a 25% equity interest in CBX.

  Interest income increased by Ps. 38.9 million, or 18.2%, compared to 3Q25, mainly due to the increase in cash and cash equivalents.

In 3Q26, net and comprehensive income increased by Ps. 807.3 million, or 32.8%, compared to 3Q25, primarily driven by a Ps. 516.5 million, or 14.8%, increase in income before taxes, mainly attributable to the increase in EBITDA, as previously described.

Net income increased by Ps. 218.1 million, or 8.1%, compared to 3Q25. Income tax increased by Ps. 298.3 million, or 37.7%, reflecting a Ps. 129.1 million increase in current income tax and a Ps. 169.2 million decrease in the deferred tax benefit. This was mainly attributable to a lower inflationary effect, as inflation decreased from 0.7% in 3Q25 to 0.4% in 3Q26, and a Ps. 88.4 million decrease in the recognition of tax loss carryforwards compared to the same quarter of 2025.

Consolidated Results for the Nine Months (in thousands of pesos):

	9M25	9M26	Change
Revenues
Aeronautical services	17,236,364	17,428,572	1.1%
Non-aeronautical services	7,268,014	8,897,278	22.4%
Improvements to concession assets (IFRIC-12)	7,009,385	8,001,304	14.2%
Total revenues	31,513,762	34,327,155	8.9%

Operating costs
Costs of services:	4,545,888	5,403,138	18.9%
Employee costs	1,885,203	2,168,367	15.0%
Maintenance	821,358	935,621	13.9%
Safety, security & insurance	691,429	774,349	12.0%
Utilities	448,850	445,591	(0.7%)
Professional services	149,446	193,938	29.8%
Business operated directly by us	258,665	276,570	6.9%
Other operating expenses	290,936	437,511	50.4%
CBX operating expenses	-	171,191	100.0%

Technical assistance fees	731,901	77,858	(89.4%)
Concession taxes	3,052,380	2,789,402	(8.6%)
Depreciation and amortization	2,793,217	2,929,281	4.9%
Cost of improvements to concession assets (IFRIC-12)	7,009,385	8,001,304	14.2%
Other (income)	(43,542)	36,698	(184.3%)
Total operating costs	18,089,229	19,237,682	6.3%
Income from operations	13,424,533	15,089,473	12.4%
Financial Result	(2,324,863)	(2,712,625)	16.7%
Income before income taxes	11,099,670	12,376,849	11.5%
Income taxes	(2,890,438)	(3,257,230)	12.7%
Net income	8,209,234	9,119,619	11.1%
Currency translation effect	(730,540)	(55,268)	(92.4%)
Cash flow hedges, net of income tax	4,584	-	(100.0%)
Remeasurements of employee benefit – net income tax	23,837	16,842	(29.3%)
Comprehensive income	7,507,114	9,081,193	21.0%
Non-controlling interest	(302,853)	(404,575)	33.6%
Comprehensive income attributable to controlling interest	7,204,263	8,676,618	20.4%

	9M25	9M26	Change
EBITDA	16,217,750	18,018,755	11.1%
Comprehensive income	7,507,114	9,081,193	21.0%
Comprehensive income per share (pesos)	14.8574	15.2620	2.7%
Comprehensive income per ADS (US dollars)	8.2263	8.4503	2.7%

Operating income margin	42.6%	44.0%	3.2%
Operating income margin (excluding IFRIC-12)	54.8%	57.3%	4.6%
EBITDA margin	51.5%	52.5%	2.0%
EBITDA margin (excluding IFRIC-12)	66.2%	68.4%	3.4%
Costs of services and improvements / total revenues	37.0%	39.0%	5.6%
Cost of services / total revenues (excluding IFRIC-12)	19.0%	20.5%	8.3%

- Net income and comprehensive income per share for 9M26 and 9M25 were calculated based on 595,018,195 and 505,277,464 shares outstanding, respectively. U.S. dollar figures were converted from pesos using an exchange rate of Ps. 18.0609 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on September 30, 2026.

- For the purpose of consolidating Jamaican airports and CBX, an average exchange rate of Ps. 17.4043 per U.S. dollar was used, corresponding to the nine months ended September 30, 2026.

Revenues (9M26 vs. 9M25)

  Aeronautical services revenues increased by Ps. 192.2 million, or 1.1%.
  Non-aeronautical services revenues increased by Ps. 1,629.3 million, or 22.4%.
  Revenues from improvements to concession assets increased by Ps. 991.9 million, or 14.2%.
  Total revenues increased by Ps. 2,813.4 million, or 8.9%.

The change in aeronautical services revenues comprised primarily of the following factors:

  Revenues from the Mexican airports increased by Ps. 688.4 million, or 4.7%, compared to 9M25, primarily due to the gradual implementation of the maximum tariffs approved for the 2025–2029 regulatory period. This effect was partially offset by the 10.9% appreciation of the Mexican peso against the U.S. dollar and a 2.4% decline in passenger traffic.

  Revenues from the Jamaican airports decreased by Ps. 496.2 million, or 19.3%, compared to 9M25, mainly due to a 19.1% decline in passenger traffic, as well as the appreciation of the Mexican peso against the U.S. dollar.

The change in non-aeronautical services revenues comprised primarily of the following factors:

  Revenues from the Mexican airports increased by Ps. 550.6 million, or 8.6%, compared to 9M25, primarily driven by a Ps. 553.8 million, or 17.1%, increase in revenues from businesses operated directly by us.

  Revenues from the Jamaican airports decreased by Ps. 164.9 million, or 18.3%, compared to 9M25, mainly due to lower passenger traffic and the appreciation of the Mexican peso against the U.S. dollar.

  CBX generated total revenues of Ps. 1,243.6 million, equivalent to US$71.5 million, during the May to September 2026 period. During this period, a total of 1,660,698 passengers used the CBX facilities in both directions, resulting in average revenue of US$43.1 per user.

Non-aeronautical revenues for the Nine Months (in thousands of pesos):

	9M25	9M26	Change
Businesses operated by third parties:
Food and beverage	1,006,370	997,741	(0.9%)
Car rental	632,809	632,312	(0.1%)
Retail	565,429	549,433	(2.8%)
Duty-free	618,776	523,271	(15.4%)
Leasing of space	328,068	321,027	(2.1%)
Timeshares	203,132	185,689	(8.6%)
Other commercial revenues	168,120	173,916	3.4%
Ground transportation	151,152	140,876	(6.8%)
Communications and financial services	90,033	82,759	(8.1%)
Total	3,763,889	3,607,023	(4.2%)

Businesses operated directly by us:
Cargo operation and bonded warehouse	1,507,323	1,849,367	22.7%
CBX revenues	-	1,243,606	100.0%
Car parking	550,659	588,354	6.8%
Convenience stores	489,246	547,025	11.8%
VIP Lounges	488,364	478,873	(1.9%)
Advertising	149,652	192,694	28.8%
Hotel operation	123,215	141,109	14.5%
Other businesses operated directly by us	-	56,263	100.0%
Total	3,308,459	5,097,291	54.1%
Recovery of costs	195,666	192,964	(1.4%)
Total Non-aeronautical Revenues	7,268,014	8,897,278	22.4%

Figures expressed in thousands of Mexican pesos.

‐        Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 991.9 million, or 14.2%, compared to 9M25. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 626.8 million, or 9.4%, following investments under the Master Development Program for the 2025-2029 period.

  Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 365.1 million, or 99.0%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating cost increased by Ps. 1,148.5 million, or 6.3%, compared to 9M25, primarily due to an increase of Ps. 991.9 million, or 14.2%, in the cost of improvements to the concession assets (IFRIC-12); a Ps. 857.3 million, or 18.9%, increase in cost of services; a Ps. 136.1 million, or 4.9%, increase in depreciation and amortization; and a Ps. 80.2 million increase other expenses. These increases were partially offset by Ps. 262.9 million, or 8.6%, decrease in concession taxes, and Ps. 654.0 million, or 89.4%, decrease in technical assistance fees. Excluding costs related to improvements to concession assets (IFRIC 12), operating expenses increased by Ps. 156.5 million, or 1.4%.

Mexican airports:

  Operating costs increased by Ps. 782.9 million, or 5.1%, compared to 9M25, primarily due to a Ps. 626.8 million, or 9.4%, increase in cost of improvements to concession assets (IFRIC 12); a Ps. 553.9 million increase in cost of services; Ps. 79.8 million in other non-recurring expenses; a Ps. 82.9 million increase in concession taxes; and a Ps. 93.5 million increase in depreciation and amortization. These increases were partially offset by a Ps. 654.0 million, or 89.4%, decrease in technical assistance fees.

The change in the cost of services at our Mexican airports during 9M26 was mainly due to:

  Employee costs increased by Ps. 287.8 million, or 17.0%, primarily due to salary adjustments and additional operating personnel.
  Maintenance increased by Ps. 90.9 million, or 13.3%, primarily due to the opening of new operational and terminal areas, as well as airfield maintenance activities.
  Safety, security and insurance increased by Ps. 80.1 million, or 15.9%, primarily due to increased security staffing, significant minimum wage increases, and higher insurance costs associated with safeguarding goods at the bonded warehouse.

Jamaican Airports:

  Operating costs decreased by Ps. 70.3 million, or 2.5%, compared to 9M25, mainly due to a Ps. 345.9 million, or 25.9%, decrease in concession fees, a decrease of Ps. 65.6 million, or 9.1%, in cost of services, and a Ps. 25.1 million, or 5.7% decrease in depreciation and amortization. These effects were partially offset by an increase of Ps. 365.1 million, or 99.0%, in the cost of improvements to concession assets (IFRIC-12).

Cross Border Xpress:

  As of May 1, 2026, GAP’s consolidated results include CBX’s operating expenses of Ps. 437.2 million, consisting of Ps. 368.9 million in cost of services and Ps. 67.6 million in depreciation and amortization, corresponding to five months of operations.

Operating income margin increased from 42.6% in 9M25 to 44.0% in 9M26. Excluding the effects of IFRIC-12, the operating income margin went from 54.8% in 9M25 to 57.3% in 9M26. Income from operations increased by Ps. 1,665.0 million, or 12.4%, compared to 9M25, with CBX contributing Ps. 806.4 million.

EBITDA margin went from 51.5% in 9M25 to 52.5% in 9M26. Excluding the effects of IFRIC-12, EBITDA margin went from 66.2% in 9M25 to 68.4% in 9M26. EBITDA increased by Ps. 1,801.0 million, or 11.1%, compared to 9M25. CBX contributed Ps. 874.0 million, with an EBITDA margin of 70.3%.

Financial results increased in expenses by Ps. 387.8 million, or 16.7%, from a net expense of Ps. 2,324.9 million in 9M25 to Ps. 2,712.6 million in 9M26.   This change was mainly the result of:

  Foreign exchange fluctuations, which went from a loss of Ps. 103.3 million in 9M25 to a gain of Ps. 270.2 million in 9M26, resulting in a foreign exchange gain of Ps. 373.5 million due to the appreciation of the Mexican peso. Additionally, the foreign currency translation effect generated a gain of Ps. 675.3 million compared to 9M25.
  Interest expense increased by Ps.763.2 million, or 25.5%, compared to 9M25, mainly due to higher borrowings of bank loans.
  Interest income increased by Ps. 2.0 million, or 0.1%, compared to 9M25.

In 9M26, net and comprehensive income increased by Ps. 1,574.1 million, or 21.0%, compared to 9M25. Income before taxes increased by Ps. 1,277.2 million, mainly due to the increase in EBITDA, as mentioned above.

During 9M26, net income increased by Ps. 910.4 million, or 11.1%, compared to 9M25, mainly due to the increase in EBITDA, partially offset by an increase in financial expenses. Income tax expense increased by Ps. 366.8 million, reflecting a Ps. 86.5 million increase in current income tax expense and a Ps. 280.1 million decrease in the deferred tax benefit.

Statement of Financial Position

As of September 30, 2026, total assets increased by Ps. 63,515.2 million compared to the same period in 2025, primarily due to: i) a Ps. 37,926.5 million increase in goodwill and intangible assets; ii) a Ps. 12,269.6 million increase in cash and cash equivalents; and iii) a net increase of Ps. 12,519.7 million in land, construction in progress, advances to suppliers, machinery, equipment, and improvements to leased buildings, partially offset by a decrease in improvements to concession assets.

Total liabilities increased by Ps. 28,464.7 million compared to the same period in 2025, primarily due to: i) a Ps. 14,615.7 million increase in short- and long-term bank loans and accrued interest; ii) a Ps. 12,512.9 million increase in dividends payable; and iii) a Ps. 2,767.2 million increase in accounts payable. These increases were partially offset by a Ps. 1,261.6 million decrease in other short- and long-term liabilities.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019. In May 2026, GAP completed a business combination pursuant to which it acquired full ownership of the Cross Border Xpress (“CBX”), a cross-border terminal located in San Diego, California and connected to the Tijuana International Airport.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS. This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q25	3Q26	Change	9M25	9M26	Change
Guadalajara
Aeronautical services	1,675,393	1,818,838	8.6%	4,826,909	5,282,883	9.4%
Non-aeronautical services	366,762	418,228	14.0%	1,076,093	1,198,671	11.4%
Improvements to concession assets (IFRIC 12)	32,396	1,118,313	3352.0%	2,381,248	3,354,940	40.9%
Total Revenues	2,074,551	3,355,380	61.7%	8,284,250	9,836,493	18.7%
Operating income	1,279,842	1,362,334	6.4%	3,704,807	3,999,164	7.9%
EBITDA	1,500,475	1,588,266	5.9%	4,344,993	4,695,857	8.1%

Tijuana
Aeronautical services	854,459	917,325	7.4%	2,442,392	2,599,959	6.5%
Non-aeronautical services	130,331	132,670	1.8%	380,982	390,841	2.6%
Improvements to concession assets (IFRIC 12)	386,094	453,866	17.6%	1,158,282	1,361,598	17.6%
Total Revenues	1,370,884	1,503,861	9.7%	3,981,656	4,352,398	9.3%
Operating income	539,959	555,630	2.9%	1,512,347	1,571,506	3.9%
EBITDA	668,966	678,962	1.5%	1,893,364	1,952,895	3.1%

Los Cabos
Aeronautical services	682,610	690,892	1.2%	2,533,180	2,574,899	1.6%
Non-aeronautical services	299,056	266,655	(10.8%)	1,011,056	945,436	(6.5%)
Improvements to concession assets (IFRIC 12)	205,863	212,863	3.4%	617,590	638,588	3.4%
Total Revenues	1,187,529	1,170,410	(1.4%)	4,161,825	4,158,923	(0.1%)
Operating income	528,725	477,586	(9.7%)	2,174,338	2,069,184	(4.8%)
EBITDA	633,293	583,399	(7.9%)	2,480,243	2,388,992	(3.7%)

Puerto Vallarta
Aeronautical services	489,808	496,282	1.3%	2,198,758	2,094,026	(4.8%)
Non-aeronautical services	131,037	117,574	(10.3%)	502,084	449,621	(10.4%)
Improvements to concession assets (IFRIC 12)	503,536	410,908	(18.4%)	1,510,609	1,232,724	(18.4%)
Total Revenues	1,124,382	1,024,765	(8.9%)	4,211,452	3,776,371	(10.3%)
Operating income	322,377	295,737	(8.3%)	1,687,809	1,505,950	(10.8%)
EBITDA	384,674	353,682	(8.1%)	1,878,895	1,689,373	(10.1%)

Cargo and bonded warehouse business
Non-aeronautical services	557,664	675,078	21.1%	1,506,045	1,849,668	22.8%
Total Revenues	557,664	675,078	21.1%	1,506,045	1,849,668	22.8%
Operating income	276,034	359,163	30.1%	872,798	1,142,528	30.9%
EBITDA	327,347	413,585	26.3%	946,330	1,218,811	28.8%

Montego Bay
Aeronautical services	489,463	351,195	(28.2%)	1,593,262	1,069,143	(32.9%)
Non-aeronautical services	233,167	192,103	(17.6%)	709,717	559,841	(21.1%)
Improvements to concession assets (IFRIC 12)	50,427	106,115	110.4%	163,781	205,166	25.3%
Total Revenues	773,056	649,413	(16.0%)	2,466,760	1,834,150	(25.6%)
Operating income	245,526	300,338	22.3%	893,543	708,857	(20.7%)
EBITDA	328,900	354,556	7.8%	1,152,712	929,002	(19.4%)

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q25	3Q26	Change	9M25	9M26	Change
Guanajuato
Aeronautical services	292,742	297,558	1.6%	841,372	854,709	1.6%
Non-aeronautical services	49,266	49,996	1.5%	146,806	145,531	(0.9%)
Improvements to concession assets (IFRIC 12)	130,222	73,383	(43.6%)	390,665	220,150	(43.6%)
Total Revenues	472,230	420,937	(10.9%)	1,378,844	1,220,390	(11.5%)
Operating income	219,684	204,421	(6.9%)	627,259	592,066	(5.6%)
EBITDA	244,716	234,089	(4.3%)	703,666	684,172	(2.8%)

Hermosillo
Aeronautical services	160,028	165,705	3.5%	465,274	479,546	3.1%
Non-aeronautical services	26,563	28,039	5.6%	83,324	82,617	(0.8%)
Improvements to concession assets (IFRIC 12)	17,224	5,657	(67.2%)	51,672	16,972	(67.2%)
Total Revenues	203,814	199,401	(2.2%)	600,270	579,135	(3.5%)
Operating income	87,456	67,035	(23.4%)	263,677	243,011	(7.8%)
EBITDA	113,054	91,459	(19.1%)	341,316	319,281	(6.5%)

Cross Border Xpress (1)
Non-aeronautical services	-	775,507	100.0%	-	1,243,606	100.0%
Total Revenues	-	775,507	100.0%	-	1,243,606	100.0%
Operating income	-	515,271	100.0%	-	806,366	100.0%
EBITDA	-	558,210	100.0%	-	873,999	100.0%

Others (2)
Aeronautical services	829,540	878,207	5.9%	2,335,216	2,473,408	5.9%
Non-aeronautical services	637,634	675,236	5.9%	1,851,907	2,031,446	9.7%
Improvements to concession assets (IFRIC 12)	345,298	339,622	(1.6%)	735,538	971,165	32.0%
Total Revenues	1,812,473	1,893,066	4.4%	4,922,661	5,476,019	11.2%
Operating income	767,852	910,165	18.5%	1,687,956	2,450,842	45.2%
EBITDA	1,078,392	1,208,378	12.1%	2,476,231	3,266,373	31.9%

Total
Aeronautical services	5,474,043	5,616,003	2.6%	17,236,364	17,428,572	1.1%
Non-aeronautical services	2,431,480	3,331,087	37.0%	7,268,014	8,897,278	22.4%
Improvements to concession assets (IFRIC 12)	1,671,060	2,720,728	62.8%	7,009,385	8,001,304	14.2%
Total Revenues	9,576,583	11,667,818	21.8%	31,513,762	34,327,155	8.9%
Operating income	4,149,966	5,047,681	21.6%	13,424,534	15,089,473	12.4%
EBITDA	5,085,649	6,064,586	19.2%	16,217,750	18,018,755	11.1%

(1)	Cross Border Xpress figures correspond to operations from May to September 2026.
(2)	Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports, and other subsidiaries.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

	2025	2026	Change	%
Assets
Current assets
Cash and cash equivalents	11,669,498	23,939,139	12,269,641	105.1%
Trade accounts receivable - Net	3,092,764	3,166,293	73,529	2.4%
Other current assets	1,300,225	1,908,994	608,769	46.8%
Total current assets	16,062,487	29,014,426	12,951,939	80.6%

Advanced payments to suppliers	2,260,819	3,092,179	831,360	36.8%
Machinery, equipment and improvements to leased buildings - Net	4,483,734	6,709,301	2,225,567	49.6%
Improvements to concession assets - Net	21,126,479	23,522,494	2,396,015	11.3%
Construction in-progress	11,817,083	17,755,999	5,938,916	50.3%
Land	5,956,513	7,084,404	1,127,890	18.9%
Airport concessions - Net	8,931,658	8,368,862	(562,796)	(6.3%)
Rights to use airport facilities - Net	954,626	904,473	(50,153)	(5.3%)
Other acquired rights	1,868,285	1,592,955	(275,330)	(14.7%)
Goodwill/intangible assets	-	37,926,450	37,926,450	100.0%
Deferred income taxes - Net	8,688,584	9,090,910	402,326	4.6%
Other non-current assets	756,310	1,359,296	602,986	79.7%
Total assets	82,906,577	146,421,749	63,515,172	76.6%

Liabilities
Current liabilities
Bank loans and interest payable	5,028,636	19,434,447	14,405,812	286.5%
Concession fees	495,377	354,163	(141,214)	(28.5%)
Accounts payable	979,129	3,746,372	2,767,243	282.6%
Unrealized revenue	-	399,405	399,405	100.0%
Other current liabilities	1,471,865	848,290	(623,575)	(42.4%)
Dividends payable	-	12,512,864	12,512,864	100.0%
Total current liabilities	7,975,007	37,295,542	29,320,535	367.7%

Non-current Liabilities
Security deposits received	1,160,490	1,255,201	94,711	8.2%
Bank loans	5,309,086	5,519,003	209,918	4.0%
Other long-term liabilities	1,835,592	1,197,567	(638,025)	(34.8%)
Long-term local bonds payable	43,283,722	42,761,266	(522,456)	(1.2%)
Total liabilities	59,563,896	88,028,579	28,464,683	47.8%

Stockholders' Equity
Common stock	1,194,390	1,406,522	212,132	17.8%
Legal reserve	238,878	238,878	-	0.0%
Retained earnings	16,980,228	16,043,600	(936,628)	(5.5%)
Reserve for share repurchase	2,500,000	2,500,000	-	0.0%
Foreign currency translation reserve	95,577	(231,014)	(326,591)	(341.7%)
Remeasurements of employee benefit – Net	32,120	34,725	2,605	8.1%
Premium on share subscription	-	35,766,611	35,766,611	100.0%
Total controlling interest	21,041,193	55,759,322	34,718,129	165.0%
Non-controlling interest	2,301,488	2,633,848	332,360	14.4%
Total stockholder's equity	23,342,681	58,393,170	35,050,489	150.2%

Total liabilities and stockholders' equity	82,906,577	146,421,749	63,515,172	76.6%

Non-controlling interest represents the minority shareholders’ ownership interests in certain of our subsidiaries.

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	3Q25	3Q26	Change	9M25	9M26	Change
Cash flows from operating activities:
Consolidated net income	2,695,980	2,914,101	8.1%	8,209,234	9,119,619	11.1%

Postemployment benefit costs	18,062	20,278	12.3%	47,683	61,552	29.1%
Allowance expected credit loss	11,130	410	(96.3%)	23,398	61,620	163.4%
Depreciation and amortization	935,683	1,016,905	8.7%	2,793,217	2,929,281	4.9%
Loss (gain) on sale of machinery, equipment and improvements to leased assets	(435)	8,426	(2037.0%)	924	2,045	121.2%
Interest expense	1,028,380	1,155,076	12.3%	3,309,889	3,524,785	6.5%
Provisions	10,026	19,514	94.6%	(11,641)	55,613	(577.7%)
Income tax expense	792,158	1,090,497	37.7%	2,890,438	3,257,230	12.7%
Unrealized exchange loss	(87,406)	319,541	(465.6%)	(30,602)	190,223	(721.6%)
	5,403,578	6,544,748	21.1%	17,232,539	19,201,968	11.4%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	43,028	195,515	354.4%	(450,686)	327,939	(172.8%)
Recoverable tax on assets and other assets	(154,167)	(133,089)	(13.7%)	(46,803)	(154,320)	229.7%
Increase (decrease)
Concession taxes payable	(39,589)	260,658	(758.4%)	(254,695)	130,478	(151.2%)
Accounts payable	1,488,079	(266,541)	(117.9%)	1,441,592	(62,747)	(104.4%)
Cash generated by operating activities	6,740,929	6,601,291	(2.1%)	17,921,947	19,443,319	8.5%
Income taxes paid	(2,477,296)	(1,102,145)	(55.5%)	(4,802,085)	(3,725,270)	(22.4%)
Net cash flows provided by operating activities	4,263,633	5,499,146	29.0%	13,119,861	15,718,047	19.8%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(4,218,537)	(3,679,727)	(12.8%)	(6,603,300)	(8,622,782)	30.6%
Cash flows from sales of machinery and equipment	836	(19,113)	(2386.2%)	2,610	(16,499)	(732.2%)
Other investment activities	1,079,384	144,894	(86.6%)	(653,186)	47,518	(107.3%)
Acquisition of a 25% interest in CBX	-	-	0.0%	-	(8,445,060)	100.0%
Net cash used by investment activities	(3,138,317)	(3,553,946)	13.2%	(7,253,875)	(17,036,823)	134.9%

Dividends declared and paid	(4,254,436)	-	(100.0%)	(8,508,872)	(203,882)	(97.6%)
Dividends paid to non-controlling interests	(411,347)	(126,099)	(69.3%)	(564,228)	(126,099)	(77.7%)
Cash and cash equivalentes from business combination	-	-	0.0%	-	5,428,000	100.0%
Bond certificates issued	8,500,000	-	(100.0%)	14,500,000	10,718,000	(26.1%)
Bond certificates paid	-	(2,757,588)	100.0%	(7,000,000)	(3,877,588)	(44.6%)
Bank loans paid	(2,233,515)	1,120,000	(150.1%)	(5,688,452)	(3,378,971)	(40.6%)
Bank loans	693,817	6,000,000	764.8%	3,942,915	10,498,971	166.3%
Interest paid on bank loans	(1,131,482)	(1,671,721)	47.7%	(3,437,967)	(3,941,744)	14.7%
Interest paid on lease	(493)	(2,672)	442.0%	(1,775)	(8,112)	357.1%
Payments of obligations for leasing	(9,449)	(13,176)	39.4%	(28,348)	(34,207)	20.7%
Net cash flows used in financing activities	1,153,095	2,548,744	121.0%	(6,786,727)	15,074,367	(322.1%)

Effects of exchange rate changes on cash held	(306,255)	(361,358)	18.0%	(875,787)	(269,651)	(69.2%)
Net increase (decrease) in cash and cash equivalents	1,972,155	4,132,586	109.5%	(1,796,529)	13,485,941	(850.7%)
Cash and cash equivalents at beginning of the period	9,697,343	19,806,553	104.2%	13,466,026	10,453,198	(22.4%)
Cash and cash equivalents at the end of the period	11,669,498	23,939,139	105.1%	11,669,498	23,939,139	105.1%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	3Q25	3Q26	Change	9M25	9M26	Change
Revenues
Aeronautical services	5,474,043	5,616,003	2.6%	17,236,364	17,428,572	1.1%
Non-aeronautical services	2,431,480	3,331,087	37.0%	7,268,014	8,897,278	22.4%
Improvements to concession assets (IFRIC-12)	1,671,060	2,720,728	62.8%	7,009,385	8,001,304	14.2%
Total revenues	9,576,583	11,667,818	21.8%	31,513,762	34,327,155	8.9%

Operating costs
Costs of services:	1,525,550	1,934,789	26.8%	4,545,888	5,403,138	18.9%
Employee costs	633,119	714,248	12.8%	1,885,203	2,168,367	15.0%
Maintenance	307,625	358,304	16.5%	821,358	935,621	13.9%
Safety, security & insurance	243,706	280,581	15.1%	691,429	774,349	12.0%
Utilities	174,887	171,364	(2.0%)	448,850	445,591	(0.7%)
Professional services	43,383	52,052	20.0%	149,446	193,938	29.8%
Business operated directly by us	84,697	87,614	3.4%	258,665	276,570	6.9%
Other operating expenses	38,133	169,927	345.6%	290,936	437,511	50.4%
CBX operating expenses	-	100,699	100.0%	-	171,191	100.0%

Technical assistance fees	226,322	43,001	(81.0%)	731,901	77,858	(89.4%)
Concession taxes	1,075,399	926,781	(13.8%)	3,052,380	2,789,402	(8.6%)
Depreciation and amortization	935,683	1,016,905	8.7%	2,793,217	2,929,281	4.9%
Cost of improvements to concession assets (IFRIC-12)	1,671,060	2,720,728	62.8%	7,009,385	8,001,304	14.2%
Other (income)	(7,397)	(22,067)	198.3%	(43,542)	36,698	(184.3%)
Total operating costs	5,426,617	6,620,137	22.0%	18,089,229	19,237,682	6.3%
Income from operations	4,149,966	5,047,681	21.6%	13,424,533	15,089,473	12.4%
Financial Result	(661,828)	(1,043,083)	57.6%	(2,324,863)	(2,712,625)	16.7%
Income before income taxes	3,488,138	4,004,598	14.8%	11,099,670	12,376,849	11.5%
Income taxes	(792,158)	(1,090,497)	37.7%	(2,890,438)	(3,257,230)	12.7%
Net income	2,695,980	2,914,101	8.1%	8,209,234	9,119,619	11.1%
Currency translation effect	(231,955)	352,888	(252.1%)	(730,540)	(55,268)	(92.4%)
Cash flow hedges, net of income tax	2,692	-	(100.0%)	4,584	-	(100.0%)
Remeasurements of employee benefit – net income tax	(8,929)	(1,869)	(79.1%)	23,837	16,842	(29.3%)
Comprehensive income	2,457,788	3,265,120	32.8%	7,507,114	9,081,193	21.0%
Non-controlling interest	(96,975)	(163,201)	68.3%	(302,853)	(404,575)	33.6%
Comprehensive income attributable to controlling interest	2,360,813	3,101,919	31.4%	7,204,263	8,676,618	20.4%

Non-controlling interest represents the minority shareholders’ ownership interests in certain of our subsidiaries.

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reserve	Reserve for Share Repurchase	Premium on share suscription	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2025	1,194,390	920,187	2,500,000	-	16,957,723	773,499	22,345,799	2,275,940	24,621,739
Decrease in legal reserve	-	(681,309)	-		681,309	-	-	-	-
Dividends declared	-	-	-		(8,508,872)	-	(8,508,872)	(277,305)	(8,786,177)
Comprehensive income:
Net income	-	-	-	-	7,850,068	-	7,850,068	359,171	8,209,239
Foreign currency translation reserve	-	-	-	-	-	(674,223)	(674,223)	(56,318)	(730,541)
Remeasurements of employee benefit – Net	-	-	-	-	-	23,837	23,837	-	23,837
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	4,584	4,584	-	4,584
Balance as of September 30, 2025	1,194,390	238,878	2,500,000	-	16,980,228	127,697	21,041,192	2,301,488	23,342,681

Balance as of January 1, 2026	1,194,390	238,878	2,500,000	-	18,695,331	(158,148)	22,470,451	2,365,480	24,835,931
Capital increase	212,132						212,132		212,132
Dividends declared	-	-	-		(12,376,379)	-	(12,376,379)	(136,206)	(12,512,585)
Increase from share suscription	-	-	-	35,766,611	-	-	35,766,611	-	35,766,611
Comprehensive income:
Net income	-	-	-	-	8,714,760	-	8,714,760	404,858	9,119,618
Retained earnings from business combination				-	1,009,888	-	1,009,888	-	1,009,888
Foreign currency translation reserve	-	-	-	-	-	(54,985)	(54,985)	(283)	(55,268)
Remeasurements of employee benefit – Net	-	-	-	-	-	16,842	16,842	-	16,842
Balance as of September 30, 2026	1,406,522	238,878	2,500,000	35,766,611	16,043,600	(196,291)	55,759,320	2,633,849	58,393,170

Non-controlling interest represents the minority shareholders’ ownership interests in certain of our subsidiaries.

Exhibit F: Other operating data:

	3Q25	3Q26	Change	9M25	9M26	Change
Total passengers	15,659.6	15,437.8	(1.4%)	47,808.4	45,792.6	(4.2%)
Total cargo volume (in WLUs)	717.5	771.4	7.5%	2,054.8	2,218.8	8.0%
Total WLUs	16,377.1	16,209.3	(1.0%)	49,863.2	48,011.4	(3.7%)

Aeronautical & non aeronautical services per passenger (pesos)	504.8	579.6	14.8%	512.6	574.9	12.2%
Aeronautical services per WLU (pesos)	334.2	346.5	3.7%	345.7	363.0	5.0%
Non aeronautical services per passenger (pesos)	155.3	215.8	39.0%	152.0	194.3	27.8%
Cost of services per WLU (pesos)	93.2	119.4	28.1%	91.2	112.5	23.4%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Saúl Villarreal, Chief Financial Officer Gisela Murillo, Investor Relations	svillarreal@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 19, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer